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[INOVIO LETTERHEAD]

April 27, 2009

VIA EDGAR

Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20548-6010

  Re:  Inovio Biomedical Corporation
          Amendment No. 2 to Form S-4
          Filed April 2, 2009
          File No. 333-156035

Dear Ms. Fisher:

        Inovio Biomedical Corporation ("Inovio" or the "Company") hereby transmits for filing Amendment No. 3 to its registration statement on Form S-4 filed December 10, 2008 ("Amendment No. 3"). Upon request, we will also forward to you via Federal Express courtesy copies of this letter and Amendment No. 3 (marked to show changes and additions from Amendment No. 2 to the Form S-4 filed April 2, 2009 ("Amendment No. 2")). We have been advised that changes in Amendment No. 3 from Amendment No. 2, as submitted herewith in electronic format, have been tagged.

        The staff of the Securities and Exchange Commission (the "Staff") issued a comment letter, dated April 9, 2009, in respect of the above-referenced filing. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 3.

Notes to Unaudited Pro Forma Combined Financial Statements, Page I-6

Note 1 — Basis of Presentation, Page I-8

1.
We note that you estimated the total purchase price based on the closing price of your common shares on March 24, 2009. We also note that your stock price has been very volatile and, therefore, the purchase price could change significantly. In light of your significant volatility, please revise your disclosure to provide a sensitivity analysis far the range of possible outcomes based upon percentage increases and decreases in the recent stock price or tell us why such disclosure is not required.

Response:    Based upon the expected volatility of the price of Inovio's common stock and the anticipated closing date of the transaction (prior to the end of the second quarter of 2009), the Company believes the total purchase price for the acquisition could range from approximately $7.1 million to $21.3 million, based on a 50% increase or decrease in the price of Inovio's common stock from the price per share used to calculate the consideration as presented in the pro forma financial statements. This increase or decrease in the total purchase price would increase or decrease the gain from bargain purchase recognized from the transaction. We have added disclosure presenting this sensitivity analysis as part of Note 1 on page I-9 of Amendment No. 3.

2.
We note that you have allocated the estimated purchase price to the acquired tangible and intangible assets acquired, liabilities assumed based upon their fair values as of December 31, 2008. Please revise your current presentation to disclose amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, rather than "tangible assets" and "assumed liabilities." We refer you to paragraphs 68(i) and A107 of SFAS 141R.

Response:    Disclosures have been updated in the Notes to Unaudited Pro Forma Combined Financial Statements in accordance with paragraphs 68(i) and A107 of SFAS 141R. Additionally, the Company has disclosed that since December 31, 2008, no events have occurred that would have a significant impact on the current fair market values of the assets acquired and liabilities assumed, other than those adjustments reflected in the pro forma financial statements.

3.
Please revise to explain the valuation technique(s) and significant inputs used to measure the fair value of the non-controlling interest. Refer to the guidance in paragraph 68(p) of SFAS 141R.

Response:    VGX has represented to the Company that the non-controlling interest noted consists of 12% ownership of VGX Animal Health, and that the valuation utilized was based on upon the last round of financing by VGX Animal Health in late 2007, in which that entity issued shares of its common stock to a third party. VGX further represented to the Company that there have been no subsequent financing rounds consummated by VGX Animal Health. VGX has updated the valuation model to reflect current assumptions and due to the fact that there have been no additional milestone events, such as additional marketing approval, significant licensing agreements, material adverse events, or large sales contracts that would have materially changed any of the key assumptions used in the last valuation of VGX Animal Health, VGX believes that the valuation used in the last round of financing continues to reflect current fair value.

        VGX's ownership interest in VGX International is measured at fair value. The fair market value of VGX's interest in VGX International for purpose of the pro formas was determined using the closing price of VGX International's shares of common stock as listed on the Korean Stock Exchange as of April 24, 2009, the most recent date practicable.

        Additional disclosure regarding the interests in VGX Animal Health and VGX International, and the valuation thereof, has been included under Note 1 beginning on page I-9 of Amendment No. 3.

4.
We note that you have allocated $21 million of the purchase price to intangible assets that you have described as "developed technology." Tell us the nature of the developed technology you have acquired and how you determined the estimated fair value assigned. Consider revising future filings to clarify.

Response:    The "developed technology" referenced consists of VGX's CELLECTRA® technology and GHRH technology.

        VGX has developed two applications in the CELLECTRA® device family. The first covers the intra-muscular (IM) delivery of DNA and the second covers the intra-dermal/subcutaneous delivery (ID) of DNA. Both devices have been validated, manufactured under cGMP and are ready for use in human clinical trials. In 2007, VGX filed a device master file (MAF) with the FDA covering the use of the CELLECTRA® -IM EP device in human clinical trials. The device is intended to be used in combination with a DNA plasmid product. VGX has also filed an MAF with the FDA covering the use of the CELLECTRA® -ID EP device in 2009. It is anticipated that the device will be used in combination with VGX-3100, VGX-3200, VGX-3400 and the family of PENNVAXTM vaccines. VGX is also in early stage licensing discussions with other biotechnology companies for the use of the device in combination with their proprietary vaccine candidates.

        The GHRH technology refers to LifeTide™ SW5, which was approved for use in pigs by the Australian Pesticides and Veterinary Medicines Authority (APVMA) on January 5, 2008. On September 10, 2008, VGX Animal Health, Inc., or VGXAH, a majority-owned subsidiary of VGX, signed a Marketing & Distribution Agreement with Country Vet Wholesaling Pty Ltd, an Australian proprietary company, for the sale of LifeTide™ SW5. In addition, VGXAH has submitted an application for marketing approval in New Zealand, and plans to seek marketing approvals in several other countries in South East Asia, including the Philippines and Indonesia. VGXAH has also initiated studies to support regulatory approval of this technology in other major markets, including the U.S. and China.

        VGX's management estimated the fair value of these VGX technologies, using reasonable assumptions based on historical experience. The valuation methodology used to estimate the value of the technologies was the excess earnings method. This method reflects the present value of the operating cash flows generated by the technologies after taking into account the cost to realize the revenue, and an appropriate discount rate to reflect the time value and risk associated with the assets. First, yearly revenues for each technology were forecasted for a projected period of time of 10 years. Then, related cost of sales and operating expenses were deducted from the revenue stream. Next, taxes were applied to derive an annual net operating income for the projected period. Then, in order to value the technology, the value and required rate of return for other assets that contribute to the generation of the revenue earned by that particular technology asset were determined. The required returns on these other assets (the other asset classes identified were: net working capital, fixed assets, and assembled workforce) were "charged to" (or rather deducted from) the future net operating income to determine the returns specifically earned by the technology. Then, a discount rate was applied that considered the reasonable expectation of the risk profile of the proprietary technology in order to bring the future income to a present value. In the case of CELLECTRA® technology, a discount rate of 30% was used; for the GHRH technology, a 35% discount rate was utilized.

        We have added disclosure providing such additional detail regarding the "developed technology" and the related valuation process as part of Note 1 on page I-7 of Amendment No. 3.

5.
We note that the excess of the fair value of the net assets acquired over the purchase price will result in a bargain purchase option of approximately $17 million. Given the significance, please tell us and revise your discussion to include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant gain. Refer to the guidance in paragraph 68(o) of SFAS 141R.

Response:    The excess of the fair value of net assets acquired over the purchase price resulted in a bargain purchase gain of approximately $28.5 million. A decline in the price of Inovio's common stock from the merger agreement price of $1.05 per share agreed to on July 7, 2008, to our stock price as of March 24, 2009 of $0.34 per share was the primary contributing factor to the calculation of this gain. On July 7, 2008, the terms of the merger agreement were agreed upon by both parties, including the methodology for determination of the number of shares of Inovio common stock to be exchanged for all of the outstanding shares of VGX common stock, which methodology was not tied to the market price of Inovio's common stock or the implied value of VGX's common stock, but was based instead on a merger exchange ratio derived from an adjusted comparison of the parties' projected fully-diluted capitalization at the time of closing of the transaction. In addition, since December 31, 2008, the fair value of VGX's equity investment in an affiliated entity has increased by approximately $11.5 million, which contributed further to the gain. We have added disclosure explaining the existence of the gain and the factors contributing to it as part of Note 1 on page I-10 of Amendment No. 3.

        If you have any further comments or questions, please do not hesitate to contact the undersigned or the Company's counsel at the numbers provided on the cover of Amendment No. 3.

Sincerely,
/s/ Avtar Dhillon
Avtar Dhillon President and Chief Executive Officer Inovio Biomedical Corporation

Cc: Dr. J. Joseph Kim, VGX Pharmaceuticals, Inc.

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